UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 000-56692

VERSES AI INC.

(Translation of registrant’s name into English)

205 - 810 Quayside Drive

New Westminster, British Columbia

Canada V3M 6B9

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☒ Form 40-F

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSES AI INC.

	By:	/s/ Kevin Wilson
	Name:	Kevin Wilson
	Title:	Chief Financial Officer
Date: February 18, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release dated February 4, 2025 - VERSES® Genius™ Outperforms DeepSeek R1 Model in Code-Breaking “Mastermind” Challenge
99.2	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended December 31, 2024.
99.3	Management’s Discussion and Analysis for the Three and Nine Months Ended December 31, 2024.
99.4	Certification of the CEO Pursuant to NI 52-109.
99.5	Certification of the CFO Pursuant to NI 52-109.